UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CALCIMEDICA, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

38942Q 202

(CUSIP Number)

Sanderling Venture Partners VI, LP

Sanderling Venture Partners VI Co-Investment Fund, L.P.

Sanderling Ventures VII, L.P.

Sanderling Ventures VII (Canada), L.P.

Sanderling Ventures VII Annex Fund, L.P.

Sanderling Ventures Management VI

Sanderling Ventures Management VII

Sanderling VI Beteiligungs GmbH & Co KG

Sanderling VI Limited Partnership

Fred A. Middleton

Timothy C. Mills

1300 S. El Camino Real, Suite 203

San Mateo, CA 94402

(650) 401-2000

with copy to:

Evan Ng

Dan Lyman

Dorsey & Whitney LLP

167 Hamilton Avenue, Suite 200

Palo Alto, CA 94301

(650) 565-2252

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON: Sanderling Ventures Partners VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 968,640
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 968,640

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 968,640[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐ Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.1%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

[1]

Consists of 946,744 shares of common stock and 21,896 shares of common stock issuable upon the exercise of outstanding warrants received pursuant to the Merger Agreement (as defined below). Does not include 121,678 additional shares of common stock that could be acquired upon exercise of Tranche B Warrants (as defined below) due to the Beneficial Ownership Cap (as defined below).

[2]

The calculation of percentage ownership is based on a total of 13,470,156 shares of common stock outstanding as of November 1, 2024, as set forth in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on October 31, 2024.

1	NAMES OF REPORTING PERSON: Sanderling Venture Partners VI Co-Investment Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 838,465
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 838,465

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 838,465[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.2%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

[1]

Consists of 814,300 shares of common stock and 24,165 shares of common stock issuable upon the exercise of outstanding warrants received pursuant to the Merger Agreement (as defined below). Does not include 72,338 additional shares of common stock that could be acquired upon exercise of Tranche B Warrants (as defined below) due to the Beneficial Ownership Cap (as defined below).

[2]

The calculation of percentage ownership is based on a total of 13,470,156 shares of common stock outstanding as of November 1, 2024, as set forth in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on October 31, 2024.

1	NAMES OF REPORTING PERSON: Sanderling Ventures VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 455,921
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 455,921

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 455,921[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.4%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

[1]

Consists of 435,148 shares of common stock and 20,773 shares of common stock issuable upon the exercise of outstanding warrants received pursuant to the Merger Agreement (as defined below). Does not include 97,236 additional shares of common stock that could be acquired upon exercise of Tranche B Warrants (as defined below) due to the Beneficial Ownership Cap (as defined below).

[2]

The calculation of percentage ownership is based on a total of 13,470,156 shares of common stock outstanding as of November 1, 2024, as set forth in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on October 31, 2024.

1	NAMES OF REPORTING PERSON: Sanderling Ventures VII (Canada), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 119,712
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 119,712

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 119,712[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.9%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

[1]

Consists of 114,260 shares of common stock and 5,452 shares of common stock issuable upon the exercise of outstanding warrants received pursuant to the Merger Agreement (as defined below). Does not include 25,516 additional shares of common stock that could be acquired upon exercise of Tranche B Warrants (as defined below) due to the Beneficial Ownership Cap (as defined below).

[2]

The calculation of percentage ownership is based on a total of 13,470,156 shares of common stock outstanding as of November 1, 2024, as set forth in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on October 31, 2024.

1	NAMES OF REPORTING PERSON: Sanderling Ventures VII Annex Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 29,018
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 29,018

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 29,018[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.2%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

[1]

Consists of 27,609 shares of common stock and 1,409 shares of common stock issuable upon the exercise of outstanding warrants received pursuant to the Merger Agreement (as defined below). Does not include 6,592 additional shares of common stock that could be acquired upon exercise of Tranche B Warrants (as defined below) due to the Beneficial Ownership Cap (as defined below).

[2]

The calculation of percentage ownership is based on a total of 13,470,156 shares of common stock outstanding as of November 1, 2024, as set forth in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on October 31, 2024.

1	NAMES OF REPORTING PERSON: Sanderling Ventures Management VI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 22,899
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 22,899

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,899[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.2%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

[1]

Consists of 22,479 shares of common stock and 420 shares of common stock issuable upon the exercise of outstanding warrants received pursuant to the Merger Agreement (as defined below). Does not include 1,960 additional shares of common stock that could be acquired upon exercise of Tranche B Warrants (as defined below) due to the Beneficial Ownership Cap (as defined below).

[2]

The calculation of percentage ownership is based on a total of 13,470,156 shares of common stock outstanding as of November 1, 2024, as set forth in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on October 31, 2024.

1	NAMES OF REPORTING PERSON: Sanderling Ventures Management VII
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 30,572
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 30,572

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 30,572[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.2%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

[1]

Consists of 30,292 shares of common stock and 280 shares of common stock issuable upon the exercise of outstanding warrants received pursuant to the Merger Agreement (as defined below). Does not include 14,372 additional shares of common stock that could be acquired upon exercise of Tranche B Warrants (as defined below) due to the Beneficial Ownership Cap (as defined below).

[2]

The calculation of percentage ownership is based on a total of 13,470,156 shares of common stock outstanding as of November 1, 2024, as set forth in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on October 31, 2024.

1	NAMES OF REPORTING PERSON: Sanderling VI Beteiligungs GmbH & Co KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 7,456
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 7,456

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,456
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.1%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

[1]

The calculation of percentage ownership is based on a total of 13,470,156 shares of common stock outstanding as of November 1, 2024, as set forth in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on October 31, 2024.

1	NAMES OF REPORTING PERSON: Sanderling VI Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 8,884
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 8,884

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,884
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.1%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

[1]

The calculation of percentage ownership is based on a total of 13,470,156 shares of common stock outstanding as of November 1, 2024, as set forth in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on October 31, 2024.

1	NAMES OF REPORTING PERSON: Fred A. Middleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 68,983[1]
	8	SHARED VOTING POWER: 2,481,567[2]
	9	SOLE DISPOSITIVE POWER: 68,983[1]
	10	SHARED DISPOSITIVE POWER: 2,481,567[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,550,550
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 18.3%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

[1]

Consists of (i) 11,714 shares of common stock held directly by Mr. Middleton, (ii) 8,176 shares of common stock held by Golden Triangle Ventures, LLC, of which Mr. Middleton is the managing member, (iii) 5,760 shares of common stock issuable upon the exercise of outstanding warrants held directly by Mr. Middleton received pursuant to the Merger Agreement (as defined below), and (iv) approximately 23,334 shares of common stock issuable upon the exercise of outstanding options exercisable within sixty days of the date hereof at exercise prices ranging from $3.25 to $4.16.

[2]

Consists of 2,407,172 shares of common stock and 74,395 shares of common stock issuable upon the exercise of outstanding warrants received pursuant to the Merger Agreement (as defined below). Does not include 339,692 additional shares of common stock that could be acquired upon exercise of Tranche B Warrants (as defined below) due to the Beneficial Ownership Cap (as defined below).

[3]

The calculation of percentage ownership is based on a total of 13,470,156 shares of common stock outstanding as of November 1, 2024, as set forth in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on October 31, 2024.

1	NAMES OF REPORTING PERSON: Timothy C. Mills
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,481,567
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,481,567

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,481,567[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.9%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

[1]

Consists of 2,407,172 shares of common stock and 74,395 shares of common stock issuable upon the exercise of outstanding warrants received pursuant to the Merger Agreement (as defined below). Does not include 339,692 additional shares of common stock that could be acquired upon exercise of Tranche B Warrants (as defined below) due to the Beneficial Ownership Cap (as defined below).

[2]

The calculation of percentage ownership is based on a total of 13,470,156 shares of common stock outstanding as of November 1, 2024, as set forth in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on October 31, 2024.

Item 1. Security and Issuer.

This Schedule 13D relates to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of CalciMedica, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 505 Coast Boulevard South, Suite 307, La Jolla, California 92037.

As of November 25, 2024, as reflected in this Schedule 13D, the Reporting Persons (as herein defined) beneficially owned an aggregate of 2,550,550 shares of Common Stock, representing approximately 18.3% of the issued and outstanding Common Stock.

Item 2. Identity and Background.

(a) – (c), (f)

This Schedule 13D is filed by (i) Sanderling Venture Partners VI, L.P., a California limited partnership (“SVP VI”); (ii) Sanderling Venture Partners VI Co-Investment Fund, L.P., a California limited partnership (“SVP VI Co-Invest”), (iii) Sanderling Ventures VII, L.P., a Delaware limited partnership (“SV VII”), (iv) Sanderling Ventures VII (Canada), L.P., a Canadian limited partnership (“SV Canada”), (v) Sanderling Ventures VII Annex Fund, L.P., a Delaware limited partnership (“SV VII Annex”), (vi) Sanderling Ventures Management VI, a California limited liability company (“SVM VI”), (vii) Sanderling Ventures Management VII, a California limited liability company (“SVM VII”), (viii) Sanderling VI Beteiligungs GmbH & Co KG, a German limited partnership (“SVI Beteiligungs”), (ix) Sanderling VI Limited Partnership, a Cayman Islands limited partnership (“SVI LP”), (x) Fred A. Middleton (“Middleton”), and (xi) Timothy C. Mills (“Mills”). Each of Middleton and Mills are a natural person, and a US citizen. SVP VI, SVP VI Co-Invest, SV VII, SV Canada, SV VII Annex, SVM VI, SVM VII, SVI Beteiligungs, SVI LP, Middleton, and Mills are collectively the “Reporting Persons.”

Each of SVP VI, SVP VI Co-Invest, SV VII, SV Canada, SV VII Annex, SVM VI, SVM VII, SVI Beteiligungs, and SVI LP are private investment vehicles (collectively, the “Sanderling Investment Funds”). Middleton and Mills are each investors by profession and are collectively the managing directors of the Sanderling Investment Funds, with shared voting and dispositive powers with respect to investments held by the Sanderling Investment Funds. In addition, Middleton serves as a director of the Issuer.

The Reporting Persons have entered into a joint filing agreement, dated November 25, 2024, a copy of which is attached hereto as Exhibit A.

The principal business address for each of the Reporting Persons is 1300 S. El Camino Real, Suite 203, San Mateo, CA 94402.

(d) and (e)

During the last five years, none of the Reporting Persons, and to the best of their knowledge, none of the Reporting Persons’ members, managers or officers (if applicable) (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Merger Transaction

On March 20, 2023, the Delaware corporation formerly known as “Graybug Vision, Inc.” completed its previously announced merger transaction in accordance with the terms and conditions of the Agreement and Plan of Merger and Reorganization, dated as of November 21, 2022, as amended on February 10, 2023 (the “Merger Agreement”), by and among Graybug Vision, Inc. (“Graybug”), Camaro Merger Sub, Inc., a wholly owned subsidiary of Graybug (“Merger Sub”), and CalciMedica, Inc. (“CalciMedica”), pursuant to which Merger Sub merged with and into CalciMedica, with CalciMedica surviving the merger as a wholly owned subsidiary of Graybug (the “Merger”). Additionally, on March 20, 2023, the Company changed its name from “Graybug Vision, Inc.” to “CalciMedica, Inc.” (the “Company”).

On March 17, 2023, in connection with the transactions contemplated by the Merger Agreement and following a special meeting of Graybug’s stockholders (the “Special Meeting”), Graybug filed an Amended and Restated Certificate of Incorporation (the “Graybug Charter”) (i) effecting a reverse stock split of Graybug’s common stock, par value $0.0001 per share (“Graybug common stock”), at a ratio of 14:1 (the “Reverse Stock Split”) and (ii) allowing for the exculpation of specified executive officers for certain breaches of fiduciary duty. Graybug common stock commenced trading on the Nasdaq Global Market on a post-Reverse Stock Split adjusted basis on March 20, 2023 under the ticker symbol “GRAY.”

On March 20, 2023, Graybug, Merger Sub and CalciMedica consummated the transactions contemplated by the Merger Agreement following the Special Meeting. Pursuant to the Certificate of Merger, filed by Merger Sub, which became effective at 4:03 pm Eastern Time on March 20, 2023 (the “Merger Certificate”), Merger Sub was merged with and into CalciMedica and CalciMedica became a wholly owned subsidiary of the Company. At the effective time of the Merger, each outstanding shares of CalciMedica capital stock (after giving effect to the automatic conversion of all shares of CalciMedica preferred stock into shares of CalciMedica common stock (“preferred stock conversion”), the automatic exercise of certain CalciMedica warrants to purchase shares of CalciMedica capital stock in accordance with their terms (the “CalciMedica warrant exercises”), the conversion of CalciMedica convertible promissory notes, as may be amended, into CalciMedica common stock pursuant to their terms (“convertible promissory note conversion”) and the closing of the private placement (as defined below), and excluding any shares held as treasury stock by CalciMedica or held or owned by Graybug or any subsidiary of Graybug or CalciMedica and any dissenting shares) was converted into the right to receive 0.0288 shares of Graybug common stock, which resulted in the issuance by Graybug of an aggregate of 3,946,538 shares of Graybug common stock to the stockholders of CalciMedica in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) in reliance on Section 4(a)(2) of the Securities Act and the rules promulgated thereunder. In addition, Graybug assumed the CalciMedica 2006 Stock Plan and each outstanding and unexercised option to purchase CalciMedica common stock and each outstanding and unexercised warrant to purchase CalciMedica capital stock (excluding the warrants which were automatically exercised pursuant to the CalciMedica warrant exercises) which became options and warrants to purchase shares of Graybug common stock. In connection with the Merger, Graybug, CalciMedica and Merger Sub waived the condition that the shares of Graybug common stock to be issued in the Merger be approved for listing on Nasdaq as of the Closing and agreed to use reasonable best efforts to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-3 registering the resale of shares of Graybug common stock issued to the stockholders of CalciMedica in the Merger and maintain Graybug’s listing on Nasdaq.

In connection with the Merger and in exchange for securities held in CalciMedica, (i) SVP VI received 703,388 shares of common stock and 21,896 warrants to purchase common stock at exercise prices ranging from $26.74 to $27.94 per share, (ii) SVP VI Co-Invest received 582,757 shares of common stock and 24,165 warrants to purchase common stock at exercise prices ranging from $26.74 to $27.94 per share, (iii) SVM VI received 17,682 shares of common stock and 420 warrants to purchase common stock at an exercise price of $27.94 per share, (iv) SVM VII received 1,548 shares of common stock and 280 warrants to purchase common stock at an exercise price of $27.94 per share, (v) SVI Beteiligungs received 7,456 shares of common stock, (vi) SVI LP received 8,884 shares of common stock, (vii) SV VII received 240,676 shares of common stock and 20,773 warrants to purchase common stock at an exercise price of $27.94 per share, (viii) SV VII Annex received 14,425 shares of common stock and 1,409 warrants to purchase common stock at an exercise price of $27.94 per share, (ix) SV Canada received 63,228 shares of common stock and 5,452 warrants to purchase common stock at an exercise price of $27.94 per share, and (x) Middleton received 8,176 shares of common stock, held indirectly through Golden Triangle Ventures, LLC (“Golden Triangle”).

The Merger was treated as a reverse recapitalization under U.S. generally accepted accounting principles. CalciMedica is considered the accounting acquirer for financial reporting purposes.

Immediately prior to the consummation of the Merger, CalciMedica filed a Certificate of Amendment to its Amended and Restated Certificate of Incorporation changing its name from “CalciMedica, Inc.” to “CalciMedica Subsidiary, Inc.” and Graybug filed a Certificate of Amendment (the “Certificate of Amendment”) to the Graybug Charter changing its name from “Graybug Vision, Inc.” to “CalciMedica, Inc.” The Company’s common stock commenced trading on the Nasdaq Global Market under the ticker symbol “CALC” on March 21, 2023.

Following the consummation of the Merger, the business previously conducted by CalciMedica became the business conducted by the Company. The Company’s headquarters are located in La Jolla, California (CalciMedica’s former headquarters).

PIPE Transaction

On January 19, 2024, SVP VI, SVIP VI Co-Invest, SV VII, SV Canada, SV VII Annex, SVM VI, and SVM VII (the “Sanderling PIPE Investors”), among other investors, entered into a Securities Purchase Agreement (“Purchase Agreement”) with the Issuer. Pursuant to the terms of the Purchase Agreement, the Sanderling PIPE Investors acquired shares of common stock, warrants to purchase common stock at an exercise price of $5.36 per share (the “Tranche A Warrants”), and warrants to purchase common stock at an exercise price of $7.15 per share (the “Tranche B Warrants”).

The Tranche A Warrants were exercisable immediately upon issuance and were to expire on the earlier of (i) 5:00 p.m. (New York City time) on December 31, 2024 and (ii) 30 days following the Company’s public disclosure of topline results from the Company’s Phase 2b clinical trial in patients with acute pancreatitis. The Tranche A Warrants expired on July 31, 2024 and are no longer outstanding. The Tranche B Warrants were exercisable immediately upon issuance and will expire on the earlier of (i) 5:00 p.m. (New York City time) on December 31, 2026 and (ii) 30 days following the Company’s public disclosure of topline results from the Company’s planned Phase 2 clinical trial in patients with acute kidney injury.

The Tranche A Warrants and Tranche B Warrants may not be exercised to the extent that, after giving effect to such exercise, the holder (together with its affiliates) would beneficially own in excess of 4.99% of the shares of common stock outstanding immediately after giving effect to such exercise (the “Beneficial Ownership Cap”).

The shares of common stock sold pursuant to the Purchase Agreement were sold at a purchase price of $3.827 per share of common stock and accompanying one-half of a Tranche A Warrant and one-half of a Tranche B Warrant. The transactions contemplated by the Purchase Agreement, including the issuance of the shares of common stock, Tranche A Warrants, and Tranche B Warrants, closed on January 23, 2024.

In connection with the Purchase Agreement, the Sanderling PIPE Investors also entered into a Registration Rights Agreement (the “PIPE Registration Rights Agreement”), pursuant to which the Issuer granted certain registration rights to the Sanderling PIPE Investors with respect to the shares of common stock acquired in the offering and shares of common stock underlying the Tranche A Warrants and Tranche B Warrants.

The following table sets forth the number of shares of common stock, Tranche A Warrants, and Tranche B Warrants acquired by each of the Reporting Persons.

Reporting Person	Shares of Common Stock	Tranche A Warrants	Tranche B Warrants

Sanderling Venture Partners VI, L.P.	243,356	121,678	121,678

Sanderling Venture Partners VI Co-Investment Fund, L.P.	144,676	72,338	72,338

Sanderling Ventures VII, L.P.	194,472	97,236	97,236

Sanderling Ventures VII (Canada), L.P.	51,032	25,516	25,516

Sanderling Ventures VII Annex Fund, L.P.	13,184	6,592	6,592

Sanderling Venture Management VI	3,920	1,960	1,960

Sanderling Venture Management VII	28,744	14,372	14,372

The Tranche A Warrants expired on July 31, 2024 and are no longer outstanding.

The Purchase Agreement and the resulting issuance of the securities thereunder was approved by an independent committee of the Issuer’s Board of Directors.

Public Offering

On October 30, 2024, the Issuer entered into an underwriting agreement with JonesTrading Institutional Services LLC, (the “Underwriter”), relating to the issuance and sale in a public offering of 2,720,000 shares of the Issuer’s Common Stock. The price to the public in the offering was $3.75 per share. SVP VI Co-Invest, SVM VI, and Middleton purchased 86,867, 877, and 20,000 shares of Common Stock, respectively, at the public offering price from the Underwriter. The offering closed on November 1, 2024. Middleton used personal funds to acquire the securities and SVP VI Co-Invest and SVM VI used available working capital to acquire the securities.

Middleton Open Market Purchases and Option Grants

The shares of common stock held directly by Middleton were acquired in the following open market purchases:

Purchase Date	Source of Funds	Number of Shares	Price per Share
5/19/2023	PF	10,000	$2.85
6/6/2023	PF	500	$4.8808
6/7/2023	PF	500	$5.20
6/9/2023	PF	714	$5.20

The options to purchase common stock were granted to Middleton by the Issuer, in connection with his service as a member of the Board of Directors of the Issuer, on the dates and with the terms set forth below:

Grant Date	Expiration Date	Number of Shares	Exercise Price per Share	Vesting Terms
5/8/2023	5/7/2033	20,000	$3.25	(1)
3/28/2024	3/27/2034	10,000	$4.16	(2)
8/27/2024	8/26/2034	10,000	$4.16	(3)

(1)	1/36th of the shares subject to the option vest in equal monthly installments over a three-year period following the date of grant.
(2)	1/12th of the shares subject to the option vest in equal monthly installments over a one-year period following the date of grant.
(3)	1/12th of the shares subject to the option vest in equal monthly installments over a one-year period following March 28, 2024.

The foregoing descriptions of the Merger Agreement, the Graybug Charter, the Merger Certificate, the Registration Rights Agreement, the Certificate of Amendment, the Purchase Agreement, and the PIPE Registration Rights Agreement do not constitute a complete summary of the terms of the Merger Agreement, the Graybug Charter, the Merger Certificate, the Certificate of Amendment, the Purchase Agreement, and the PIPE Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreement, attached as Exhibits 99.1 through 99.7 hereto, respectively, and are incorporated herein by reference.

Item 4. Purpose of Transaction.

All securities acquired by any of the Reporting Persons were acquired for the purpose of making an investment in the Issuer.

Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may acquire additional shares of Common Stock and other securities of the Company from time to time or may dispose of any or all of such shares or other securities held by them from time to time.

At the present time, other than as set forth above, the Reporting Persons do not have any plans or proposals that relate or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

The information contained on the cover pages of this Schedule 13D and the information set forth or incorporated in Items 3, 4 and 6 is hereby incorporated by reference in its entirety into this Item 5.

Middleton and Mills are each investors by profession and are collectively the managing directors of the Sanderling Investment Funds, with shared voting and dispositive powers with respect to investments held by the Sanderling Investment Funds. Middleton and Mills, therefore, may be deemed to beneficially own the securities held by the Sanderling Investment Funds. Each of Middleton and Mills disclaims beneficial ownership of the securities held by the Sanderling Investment Funds, except to the extent of their pecuniary interests therein.

(c) Except for the transaction described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

See Item 3 above, which is hereby incorporated herein.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description

A*	Joint Filing Agreement, dated November 25, 2024.

99.1	Agreement and Plan of Merger and Reorganization, dated as of November 21, 2022, as amended on February 10, 2023 (the “Merger Agreement”), by and among Graybug Vision, Inc. (“Graybug”), Camaro Merger Sub, Inc., a wholly owned subsidiary of Graybug (“Merger Sub”), and CalciMedica, Inc. (“CalciMedica”) (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 22, 2023).

99.2	Amended and Restated Certificate of Incorporation of Graybug Vision, Inc. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 22, 2023).

99.3	Certificate of Merger (incorporated by reference to Exhibit 3.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 22, 2023).

99.4	Form of Registration Rights Agreement, dated November 21, 2022, by and among CalciMedica, Inc. and the several purchasers signatory thereto (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 22, 2023).

99.5	Certificate of Amendment dated March 20, 2023 to the Amended and Restated Certificate of Incorporation of Graybug Vision, Inc. (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 22, 2023).

99.6	Form of Securities Purchase Agreement dated January 19, 2024 among Issuer and each purchaser identified on Exhibit A attached thereto (incorporated by reference from Exhibit 10.1 to Issuer’s Current Report on Form 8-K filed with the SEC on January 22, 2024).

99.7	Form of Registration Rights Agreement by and among CalciMedica, Inc. and the persons party thereto (incorporated by reference from Exhibit 10.2 to Issuer’s Current Report on Form 8-K filed with the SEC on January 22, 2024).

*	Filed herewith

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

SANDERLING VENTURE PARTNERS VI, L.P.

Dated:	By:	/s/ Timothy C. Mills
11/25/2024	Name:	Timothy C. Mills
	Title:	Managing Director of Middleton, McNeil & Mills Associates VI, L.L.C., its General Partner

SANDERLING VENTURE PARTNERS VI CO-INVESTMENT FUND, L.P.

Dated:	By:	/s/ Timothy C. Mills
11/25/2024	Name:	Timothy C. Mills
	Title:	Managing Director of Middleton, McNeil & Mills Associates VI, L.L.C., its General Partner

SANDERLING VENTURES VII (CANADA), L.P.

Dated:	By:	/s/ D. Michael Dixon
11/25/2024	Name:	D. Michael Dixon
	Title:	President of Sanderling Ventures VII (Canada) GP Inc., General Partner of Sanderling Ventures VII (Canada) G.P., L.P., its General Partner

SANDERLING VENTURES VII, L.P.

Dated:		By:	/s/ Timothy C. Mills
11/25/2024		Name:	Timothy C. Mills
		Title:	Managing Director of M4 Partners VII, LLC, its General Partner

SANDERLING VENTURES VII ANNEX FUND, L.P.

Dated:		By:	/s/ Timothy C. Mills
11/25/2024		Name:	Timothy C. Mills
		Title:	Managing Director of M4 Partners VII Annex, LLC, its General Partner

SANDERLING VENTURES MANAGEMENT VI

Dated:			By:	/s/ Fred Middleton
11/23/2024			Name:	Fred Middleton
			Title:	Owner

SANDERLING VENTURES MANAGEMENT VII

Dated:			By:	/s/ Fred Middleton
11/23/2024			Name:	Fred Middleton
			Title:	Owner

SANDERLING VI BETEILIGUNGS GMBH & CO KG

Dated:	By:	/s/ Timothy C. Mills
11/25/2024	Name:	Timothy C. Mills
	Title:	Managing Director of Middleton, McNeil & Mills Associates VI, L.L.C., its Managing Limited Partner

SANDERLING VI LIMITED PARTNERSHIP

Dated:	By:	/s/ Timothy C. Mills
11/25/2024	Name:	Timothy C. Mills
	Title:	Managing Director of Middleton, McNeil & Mills Associates VI, L.L.C., its Investment General Partner

FRED A. MIDDLETON:

Dated: 11/23/2024		/s/ Fred A Middleton

TIMOTHY C. MILLS:

Dated: 11/25/2024		/s/ Timothy C. Mills